February 20, 2008

Via: Electronic Mail and EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Donna Levy

Re:	Uranerz Energy Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File No. 1-32974
Schedule 14A
Filed April 30, 2007

Ladies and Gentlemen:

On behalf of our client, Uranerz Energy Corporation (the “Company”), we hereby respectfully submit this response to comments made by the Securities and Exchange Commission (“SEC”) on December 21, 2007, in regard to the Form 10-KSB for the fiscal year ended December 31, 2006 filed by the Company on April 2, 2007 (File No. 1-32974) and the Schedule 14A filed by the Company on April 30, 2007 and such other filings as referenced below.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Risk Factors and Uncertainties, page 7

1.

We note your disclosure indicating that it is “extremely remote” that your properties contain any reserves; and that “in all probability” funds spent on exploration will be lost. Tell us the factors you considered in arriving at this view, and how it is consistent with also concluding that the exploration plans you describe on page 32 are worthwhile.

Company Response:

The Company has taken a conservative approach in drafting its risk factors and uncertainties to clearly indicate to its shareholders and potential investors the potential risks of investing in the Company’s securities. The disclosure relating to the Company’s properties is meant to convey the very real risk, inherent with all mining exploration companies, that the Company’s properties may not contain any reserves, as that term is defined under SEC Industry Guide 7, and that if such reserves are not found, the Company’s expenditures on exploration will be lost. This is consistent with the Company’s view that exploration of the property is still worthwhile because other indicators, including drill results from the properties and geological studies of the properties, which are not Guide 7 compliant reserves, indicate that the properties are promising targets for exploration. All mineral exploration companies run the risk of not finding commercially viable reserves. Disclosure of this risk does not mean that the exploration of such properties is not worthwhile.

In its future filings, the Company will continue to disclose risks it believes are material to the Company’s exploration projects, but will remove modifiers such as “extremely” or “in all probability” to avoid any potential confusion as to the worthwhile nature of the projects.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 38

2.

You disclose that your officers have concluded that your disclosure controls and procedures were “...effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the rules and forms...” of the SEC. Item 307 of Regulation S-K requires you to disclose your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures includes, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required

Uranerz Energy Corporation

February 20, 2008

disclosure.” Your officers’ conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these additional items.

Please confirm for us that your officers’ conclusions in regard to the effectiveness of your disclosure controls and procedures for the period ending on December 31, 2006 were effective at accomplishing all of the items included within the definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act.

Company Response:

The Company confirms that its officers’ conclusions in regard to the effectiveness of its disclosure controls and procedures for the period ended on December 31, 2006 were effective in (i) ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the rules and forms and (ii) ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The more comprehensive conclusion was included in final drafts of the Company’s 10-KSB for the year ended December 31, 2006, but was inadvertently omitted in the final Edgar version that was filed. In its future filings, the Company will ensure that its officers’ conclusions in regard to the effectiveness of its disclosure controls and procedures is comprehensive and in accordance with the definition in Rule 13a-15(e).

Financial Statements

Note 2- Summary of Significant Accounting Policies, page F-7

f)  Mineral Property Costs, page F-8

3.

We note your disclosure stating that your mineral property acquisition costs are initially capitalized when incurred, using the guidance in EITF 04-02, and that if mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations. We also note that although you had property acquisition costs of $449,952 and $315,143 in 2006 and 2005, you state that these were “...impaired as there are no proven or probable reserves on these properties,” with further clarification on page 33, explaining that you recognized impairment because you do not have a bankable feasibility study. It appears the sole reason you have recorded full impairment of these properties is that they do not have reserves. Please describe the factors you considered, following the guidance in EITF 04-03, in determining there is no value associated with these properties beyond proven and probable reserves.

Company Response:

In accordance with EITF 04-03, the Company considered potential future cash flows associated with the value beyond proven and probable reserves (VBPP) as well as the effects of anticipated fluctuations in the future market price of minerals when performing the cash flow analysis used to test the assets for impairment under SFAS 144.

The Company determined that the properties’ undiscounted cash flows from the proven and probable reserves as well as VBPP were $Nil, and therefore the carrying amount of the properties exceeded fair value. Accordingly, the Company recorded an impairment charge in the amount of the acquisition costs of $449,952 and $315,143 incurred in 2006 and 2005.

Uranerz Energy Corporation

February 20, 2008

Form 10-QSB for the Fiscal Quarter Ended September 31, 2007

Financial Statements

Statements of Cash Flows, page F-3

4.	Please include the cumulative financial information (from the date of inception through September 30, 2007) required under paragraph 11(c) of SFAS 7.

Company Response:

The Company has included the cumulative financial information in the Amended Financial Statements included with the Form 10–QSB/A for the fiscal quarter ended September 30, 2007, which the Company has filed concurrently herewith.

Form 10-IKSB for the Fiscal Year Ended December 31, 2006

Engineering Comments Wyoming, page 25

5.

It would be helpful to include a small-scale map, showing the location and access to each of your material properties, as suggested in paragraph (b)(2) of Industry Guide 7. If your property is not material, please include a statement to that effect. Please note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments, that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be meaningful:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale, or other representation of scale, such as “one inch equals one mile,” may be utilized provided the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state, province, or geographic region in which it is located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Company Response:

The Company has included maps of its properties in its reports filed with the SEC where it considered such maps useful in clarifying its disclosure, including the Company’s Form 10-KSB for the year ended December 31, 2006. In its future filings, the Company will consider the SEC’s recommendation to include maps for all its material properties and will include such maps where it believes disclosure would be enhanced pursuant to the SEC’s guidance provided in Industry Guide 7.

Uranerz Energy Corporation

February 20, 2008

6.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to the property, including the mode of transportation utilized to and from the property.
•	Any conditions that must be met in order to obtain or retain Tile to the property.
•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure, and other facilities.
•	The current state of exploration of the property.
•	The total costs incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property.
•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

Company Response:

The Company believes that its current disclosure in its Form 10-KSB for the fiscal year ended December 31, 2006 meets the information requirements of Industry Guide 7 and contains disclosure addressing each of the items detailed above. In future filings, the Company will review its disclosure on material properties in light of the requirements of Industry Guide 7 and add any additional disclosure necessary to clarify the required information or address changes in the required information.

Schedule 14A

Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Director Compensation, page 16

7.

Please reference the stock options granted to Directors as noted on page 20. Please discuss the terms of the plan under which the options were granted, or else provide a reference to where the terms are discussed.

Uranerz Energy Corporation

February 20, 2008

Company Response:

The description of the plan under which the options were granted is provided beginning on page 35 of the proxy materials as filed in the Definitive Proxy Statement of Schedule 14A. It was separated out from the director compensation disclosure on page 20, because approval of the plan was an item of business at the annual general meeting of the shareholders and the plan description was placed in the section describing this item of business. In future filings, the Company will cross-reference the plan description.

Executive Compensation

8.	Explain why the salaries to the named officers are consulting or management fees and how those fees are determined.

Company Response:

Many of the Company’s officers provide services through consulting or management agreements with the Company. Fees are paid under “consulting” or “management” fees pursuant to these agreements. From the Company’s perspective, these services are provided in this manner for flexibility considerations. The Company has determined that it is in the best interests of the Company and its shareholders to maintain consulting and management agreements rather than employment agreements as it decreases the number of actual employees of the Company and ensures that employment of key officers can be negotiated on an as-needed basis with individualized terms—a vital concern to the Company given the relative costs of management salaries and expenses in a development stage company. In future filings, the Company will include a discussion to this effect in its executive compensation section.

9.	Explain why Mr. Hartman’s salary exceeded that of the other officers in 2006.

Company Response:

The Company’s compensation policy for Mr. Hartman is based on days spent consulting for the Company. The Board of Directors believes that this provides the Company with greater flexibility in controlling expenses. Mr. Hartman’s services as Executive Vice-President, Mining entail a varying degree of attention to the Company’s exploration and development activities. Mr. Hartman has extensive expertise in the area of mining production, including specifically, in-situ recovery of uranium, which expertise is very valuable to the Company. Mr. Hartman’s salary exceeded that of other officers in 2006 because of the value of his expertise to the Company and the fact that he spent a substantial amount of time attending to the Company’s mineral projects in 2006. In future filings, the Company will include a discussion of these factors in its executive compensation section.

Summary Compensation Table, page 18

10.

Provide a narrative description of the material terms of the stock option grants to your executives as required by Item 402(c)(4) of Regulation S-B. Please also provide a discussion of the material terms of the plan under which the options were granted, or provide a reference to where the terms are discussed.

Company Response:

In future filings the Company will include the required narrative description, which will be substantially as follows:

“The Company granted Mr. Higgs, Mr. Catchpole, Mr. Hartman and Mr. Leboe stock options under the Company’s 2005 Nonqualified Stock Option Plan. Mr. Higgs has • options, • exercisable at $• per share of common stock acquirable, expiring • and • exercisable at $• per share of common stock acquirable, expiring •. Mr. Catchpole has • options, • exercisable at $• per share of common stock acquirable, expiring • and • exercisable at $• per share of common stock acquirable, expiring •. Mr. Hartmann has • options, • exercisable at $• per share of common stock acquirable, expiring • and • exercisable at $• per share of common stock acquirable, expiring •. Mr. Leboe has • options, • exercisable at $• per share of common stock acquirable, expiring • and • exercisable at $• per share of common stock acquirable,

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February 20, 2008

expiring •. For a discussion of the terms and conditions of the 2005 Nonqualified Stock Option Plan please see the disclosure under the section heading “• - 2005 Stock Option Plan”.”

Specifics will be filled in with the relevant information as reported in the summary compensation table in the report being filed.

The description of the plan under which the options were granted is provided beginning on page 35 of the proxy materials as filed in the Definitive Proxy Statement of Schedule 14A. It was separated out from the director compensation disclosure on page 20, because approval of the plan was an item of business at the annual general meeting of the shareholders and the plan description was placed in that section describing this item of business. In future filings, the Company will cross-reference the plan description.

11.	File the agreement with IMC as an exhibit. Form 10-KSB for the year ended December 31, 2006 Form 10-QSB for the quarter ended March 31, 2007 Form 10-QSB for the quarter ended June 30, 2007

Company Response:

In the Company’s next periodic report filed with the SEC, the Company will include the IMC agreement as an exhibit.

Form 10-KSB for the year ended December 31, 2006
Form 10-QSB for the quarter ended March 31, 2007
Form 10-QSB for the quarter ended June 30, 2007
Form 10-QSB for the quarter ended September 31, 2007

Exhibits 31.1 and 31.2

12.

We note that your exhibits do not strictly comply with the format required by Item 601(b)(31) of Regulation S-B. Specifically the first line of the certificate should only identify the individual providing the certificate, and the first numbered paragraph should reference the report and the name of the company. Then refer to the company as the “small business issuer” throughout the rest of the certificate, rather than the “registrant” or the “company.” Please confirm that in all future filings you will revise your certificates to comply with the requirements of Item 601(b)(31).

Company Response:

The Company affirms that in all future filings the Company will revise its certificates to comply with the requirements of Item 601(b)(31) or such other similar Item requirements, as applicable.

If you have any questions or concerns regarding this response letter, please do not hesitate to contact me at (303) 352-113 or by email at brenkert.jason@dorsey.com.

Very truly yours,

/s/ Jason K. Brenkert
Jason K. Brenkert, Esq.

Dorsey & Whitney LLP